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                                                               EXHIBIT (a)(1)(N)

                                                        FOR RELEASE AT 7:00 A.M.
                                                          NEW YORK CITY TIME, ON
                                                                OCTOBER 30, 2001



          INTERNATIONAL BANCSHARES CORPORATION RECEIVES FEDERAL RESERVE APPROVAL TO ACQUIRE NATIONAL BANCSHARES CORPORATION OF TEXAS


         LAREDO, TEXAS, October 30, 2001 - International Bancshares Corporation (NASDAQ: IBOC) announced today that International Bancshares has received the requisite approval of the Federal Reserve Board pursuant to the Bank Holding Company Act of 1956 for the consummation of the tender offer for National Bancshares Corporation of Texas (AMEX: NBT). The tender offer was originally commenced on August 9, 2001, by NBC Acquisition Corp., a wholly-owned subsidiary of International Bancshares, for all of the outstanding shares of common stock of National Bancshares, at the cash price of $24.75 net per share. Consummation of the tender offer and the merger pursuant to the Agreement and Plan of Merger dated as of July 30, 2001, among International Bancshares Corporation, NBC Acquisition Corp. and National Bancshares Corporation remains subject to the expiration of a fifteen (15) day waiting period during which the Department of Justice may challenge the tender offer and the merger on antitrust grounds. This waiting period expires on November 10, 2001. Pursuant to the terms of the tender offer, International Bancshares has agreed to keep the tender offer open until receipt of all required regulatory approvals and the expiration of applicable waiting periods. As such, International Bancshares announced today that it has further extended the expiration date of its tender offer for National Bancshares to 5:00 p.m., New York City time, on Wednesday, November 14, 2001. The tender offer was previously scheduled to expire at 12:00 midnight, New York City time, on Wednesday, November 7, 2001.

         Dennis E. Nixon, CEO and Chairman of the Board of International Bancshares, stated "we were pleased to receive notice of the Federal Reserve Board's approval of this transaction as well as notice that only the abbreviated Department of Justice waiting period would apply to this transaction. We are gratified with the response to our tender offer to date and with the removal of the regulatory hurdles we anticipate completing the tender offer as expeditiously as possible after the new expiration announced today, assuming the requisite number of shares of National Bancshares are tendered. Our offer represents an excellent premium over the historic trading prices of National Bancshares' stock, and accordingly, we strongly urge all of its shareholders to now tender their shares in the offer."

         Mr. Marvin Melson, President and CEO of National Bancshares, stated that "the majority of the Board of Directors believe the business combination with International Bancshares is in the best interests of National Bancshares' shareholders and the communities and other constituents we serve. As competition continues to grow in our markets, the increased size and financial strength of the combined company, as well as the synergies that will be created, will allow the combined company to better serve the community. We will clearly face stiffer competition in the future as larger institutions with greater financial strength continue to enter the Texas-Mexico border market. The price contained in the Offer by International Bancshares is the result of an extensive auction process and reflects the best price the majority of the Board believes it can obtain at this time. Since the tender offer was commenced nearly three months ago, no superior proposal has been received by the National Bancshares, and a majority of the Board of Directors does not believe that the National Bancshares on a stand-alone basis will produce equivalent or greater value in the reasonably foreseeable future. We continue to recommend the Offer to our shareholders."

         Pursuant to the terms of the Agreement and Plan of Merger dated as of July 30, 2001, among International Bancshares Corporation, NBC Acquisition Corp. and National Bancshares Corporation, upon successful completion of the tender offer, NBC Acquisition Corp. will merge with and into National Bancshares. As a result of this merger, any shareholders of National Bancshares who did not tender their shares in the tender offer, other than those who properly exercise dissenters' rights under Texas law, will



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receive the same amount per share as paid in the tender offer. As a result of the merger, National Bancshares would become a wholly-owned subsidiary of International Bancshares.

         The Bank of New York, the depositary for the tender offer, has advised International Bancshares that, as of 5:00 p.m. New York City time, on October 29, 2001, approximately 2,156,405 shares of National Bancshares common stock (including guaranteed deliveries), representing approximately 52.2% of the shares currently outstanding, were validly tendered and not withdrawn pursuant to the tender offer.

         THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF NATIONAL BANCSHARES. THE TENDER OFFER HAS BEEN MADE PURSUANT TO A TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL, AND RELATED TENDER OFFER DOCUMENTS) REGARDING THE ACQUISITION OF NATIONAL BANCSHARES, WHICH HAS BEEN FILED BY INTERNATIONAL BANCSHARES AND NBC ACQUISITION CORP. WITH THE SEC. YOU ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER FILED BY NATIONAL BANCSHARES WITH THE SEC BEFORE MAKING ANY DECISION REGARDING THE TENDER OFFER AND RELATED TRANSACTIONS. THE TENDER OFFER STATEMENT, THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TENDER OFFER ARE AVAILABLE FREE OF CHARGE FROM THE INFORMATION AGENT FOR THE TENDER OFFER, INNISFREE M&A INCORPORATED, 501 MADISON AVENUE, NEW YORK, NEW YORK 10022, OR CALL TOLL-FREE AT
(888) 750-5834.

                                  * * * * * * *

For more information, contact:

Dennis E. Nixon
Chairman and CEO
International Bancshares Corporation
(956) 722-7611


Marvin E. Melson
President and CEO
National Bancshares Corporation of Texas
(210) 403-4211



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